Novo Energies Corporation
Europa Place d'Armes
750 Côte de Place d'Armes
Suite 64
Montréal QC H2Y 2X8
Canada

February 14, 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-7010

Re:          Novo Energies Corporation
Form 10-K for the fiscal year ended March 31, 2010
Filed July 14, 2010
File No. 000-53723

Dear Ms. Jenkins:

This is in response to your comment letter of December 27, 2010 to Antonio Treminio with respect to the above-referenced filing.  Based on the outcome of discussions with you after this letter, Novo Energies Corporation (the “Company”) will file an amendment to the annual report for the fiscal year ended March 31, 2010 filed on Form 10-K on July 14, 2010 (the “Amended Annual Report”).

We have set forth below the comments in your letter of December 27, 2010 in italics followed by the Company’s responses to each comment.

Item 9A(T). Controls and Procedures

1.	Please revise to disclose any changes in your internal control over financial reporting in accordance with Item 308T(b) of Regulation S-K

RESPONSE: Please see below addressing the required disclosure in accordance with Item 308T(b) that will be added to Item 9A(T).

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting.

Report on Internal Control over Financial Reporting

2.
We note your disclosure that “management has concluded that the Company’s internal control over financial reporting is limited as of March 31, 2010.”  Please revise to state clearly, in unqualified language, whether your internal control over financial reporting was effective or not effective as of March 31, 2010.

RESPONSE:   Please see the below addressing the question of effectiveness, which will be modified in Item 9A(T).

Responsibility For Financial Information — Management is responsible for the preparation, accuracy, integrity and objectivity of the Consolidated Financial Statements and the other financial information included in this report.  Such information has been prepared in conformity with accounting principles generally accepted in the United States of America and accordingly, includes certain amounts that represent management’s best estimates and judgments. Actual amounts could differ from those estimates.

Responsibility for Internal Controls — Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. These internal controls consist of policies and procedures that are designed to assess and monitor the effectiveness of the control environment including: risk identification, governance structure, delegations of authority, information flow, communications and control activities.  While no system of internal controls can ensure elimination of all errors and irregularities, Novo Energies Corporation’s internal controls, which are reviewed and modified in response to changing conditions, have been designed to provide reasonable assurance that assets are safeguarded, policies and procedures are followed, transactions are properly executed and reported, and appropriate disclosures are made. The concept of reasonable assurance is based on the recognition that there are limitations in all systems of internal control and that the costs of such systems should be balanced with their benefits.

Report On Internal Control Over Financial Reporting — ~~Management has evaluated~~ The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’ internal control over financial reporting as of March 31, 2010. This evaluation was based on criteria for effective internal control over financial reporting set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting is ~~limited~~ not effective as of March 31, 2010 ~~because~~ due to the following material weaknesses: (a) we have a single director, (b) we do not have an audit committee, and (c) there is no segregation of duties in connection with our accounting. ~~and the~~ The Company is striving to improve on timely ~~replies~~ reporting and financial controls. The Company has determined that the material weaknesses identified by the Chief Executive Officer and Chief Financial Officer were in effect for the entire year ended March 31, 2010.  This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting.

 Report On Disclosure Controls And Procedures — As of March 31, 2010, management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, it concluded that the Company’s disclosure controls and procedures are not effective in ensuring that information required to be disclosed in its periodic filings under the Exchange Act is accumulated and communicated to us to allow timely decisions regarding required disclosures, and such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

3.
We note that you have identified material weaknesses in the company’s control process.  Please revise your disclosure to state when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

RESPONSE:  Material weaknesses in the company’s control process include the following: (1) we have a single director, (2) we do not have an audit committee, and (3) there is no segregation of duties in connection with our accounting.  As stated in our response to question number 2, the Company has determined that the material weakness identified by the Chief Executive Officer and Chief Financial Officer was in effect for the entire year ended March 31, 2010.  The Company recognizes the material weaknesses and is taking action the following action to mitigate them: (1) we are adding two additional members to our Board of Directors, one being an outside director, (2) we have retained a local accounting firm to assist us in expediting our financial reporting process and (3) we continue to pursue new methods for making our financial reporting process more effective and efficient.

Report on Disclosure Controls and Procedures

4.
It appears from your disclosure that you have identified material weaknesses in your internal control over financial reporting, but you have concluded that your disclosure controls and procedures were effective.  Please tell us how these material weaknesses affected your conclusion on the effectiveness of your disclosure controls and procedures as of March 31, 2010.

RESPONSE:  We direct your attention to our response to your question number 2, which states that our disclosure controls and procedures were not effective.

Exhibit 31.1
Section 302 Certification

5.	We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
•	you replaced the phrase “the registrant’s other certifying offer(s) and I” with “I” in paragraph 4 and 5.
•	the head note to paragraphs 4 and 5 do not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)
•	you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K
•	disclosure in paragraph 4(a), (b) and (c) does not include the required wording
•	disclosure in paragraph 5(a) does not include the required wording
•	remove paragraph 6
Please revise your certification to address the issues above.

RESPONSE:  We shall revise our Section 302 certification so that it complies with the language required by Item 601(31) of Regulation S-K.

“I, Antonio Treminio, certify that:

1.	I have reviewed this Form 10-K/A of Novo Energies Corporations;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.”

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

Novo Energies Corporation

/s/ Antonio Treminio

cc:           Brian Bhandari, Branch Chief
Angela Halac, Staff Accountant